K8 12/8

AB* 12/6

06051291

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED NOV 2 8 2006 WASH, D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 05653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/1005 (MM/DD/YY) AND ENDING 9/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coughlin & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 19th Ave., Suite 700
(No. and Street)

Denver (City) CO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold Jones 303-863-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, 16th Floor (Address) Denver, (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/8

OATH OR AFFIRMATION

I, Harold Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coughlin & Company Inc., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

EXP. 7/24/07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Coughlin and Company, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Coughlin and Company, Inc. (the "Company") as of September 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coughlin and Company, Inc., as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
November 13, 2006

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

COUGHLIN AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

ASSETS

ASSETS:	
Cash	$ 1,399,357
Cash segregated under Rule 15c3-3	2,606
Deposits with clearing organizations (cash)	58,410
Receivable, related party	15,000
Marketable securities owned, at market value	165,188
Secured demand notes	300,000
Property and equipment, net	50,536
Cash surrender value of life insurance policies	595,633
Other assets	67,333
TOTAL ASSETS	$ 2,654,063

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 185,065
Investment – short position	36,288
COMMITMENTS (Note 11)	
SUBORDINATED BORROWINGS	300,000
STOCKHOLDERS' EQUITY:	
Common stock, $1 par value; 100,000 shares authorized; 24,656 shares issued and outstanding	24,656
Retained earnings	2,113,054
Total stockholders' equity	2,137,710
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,654,063

See accompanying notes to this financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Operations – The financial statements present the accounts of Coughlin and Company, Inc. (the "Company"), a full-service brokerage house which comprises several classes of service, including investment transactions, agency transactions, and investment banking. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm (clearing broker) to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

Securities Transactions – Proprietary and customer security transactions are generally recorded on trade date. Marketable securities are valued at market.

Property and Equipment – Property and equipment are stated at cost. Depreciation is provided by accelerated methods over estimated useful lives of three to five years.

Property and equipment consist of the following:

Furniture and equipment	$ 142,092
Autos	64,574
Less: Accumulated depreciation	(176,562)
Subtotal	30,104
Non-depreciable property	20,432
Total	$ 50,536

Investment Banking Fees – Investment banking revenues include gains and losses arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions and underwriting fees are recorded on settlement date.

Income Taxes – The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.

2. NOTE RECEIVABLE:

In fiscal 2002, the Company sold its equity investment in a real estate development LLC to a third party in exchange for $50,000 cash and a $150,000 note. On July 11, 2005, the Company and the third party debtor agreed to restructure the terms of the note for the purpose of allowing the third party to reinvest cash flows from operations into the current real estate development project. The new note bore interest at 12% per annum and required principal payments due on the following dates: $45,000 was payable on September 15, 2006, with $50,000 due on September 15, 2007 and $50,000 due on September 15, 2008. The note was collateralized by the third party's equity interest in the real estate development LLC. During fiscal 2006, the Company collected $5,000 related to this note. Management determined that the remaining balance was uncollectible and, therefore, wrote-off the remaining note receivable balance of $145,000, the associated deferred gain of $69,048, and recorded a net expense associated with this write-off of $75,952.

3. SECURITIES OWNED:

Marketable securities owned consist of trading and investment securities at estimated market values as follows:

State and municipal obligations	$ 128,900
Stock and warrants	36,288
	$ 165,188

4. RELATED PARTY TRANSACTIONS:

Related party receivable of $15,000 consists of amounts receivable for services performed and have been included in operating revenues.

The Company leases office space from an entity owned by several officers and owners of the Company (see Note 11).

Fees totaling $423,838 were received from entities with related officers and stockholders for services provided in connection with the development, leasing, management and sale of properties.

5. SECURED DEMAND NOTE DUE FROM STOCKHOLDER:

Secured demand notes receivable at September 30, 2006 are comprised of a note totaling $300,000. This note accrues interest at 7% per annum, is collateralized by certain marketable securities of the borrowers and matures in October 2006.

6. **SUBORDINATED BORROWINGS DUE TO STOCKHOLDER**:

Subordinated borrowings at September 30, 2006 are comprised of a secured demand note totaling $300,000. This note accrues interest at 7% per annum and matures in October 2006.

Subordinated borrowings are included in the computation of net capital under the SEC's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In October 2006, the subordinated note for $300,000 was not renewed.

7. **INCOME TAXES**:

The effect of temporary differences, which create deferred tax assets and liabilities, are as follows:

	Deferred Tax Asset (Liability)
Property and equipment, net	$ (825)
Accrued liabilities	3,041
Credit carryforwards	21,995
Net deferred tax liability	$ 24,211

The deferred tax asset is included in "Other assets" and the deferred tax liabilities are included in "Accounts payable and accrued expenses" on the Balance Sheet.

The current and deferred components of the Company's income tax expense are as follows:

Current income tax expense	$ (8,703)
Deferred income tax benefit	26,011
Net income tax expense	$ 17,308

Using an expected Federal statutory rate of 35.00% and an expected state statutory rate of 4.63%, the primary items that reconcile the Company's effective tax rate to the aggregate expected statutory rate of 38.01% are non-deductible expenses and the difference between the prior year book tax expense and final tax return.

For income tax purposes, the Company has available at September 30, 2006 unused operating loss carryforwards of approximately $250,000 for state income tax purposes, which may be applied against future taxable income. The carryovers begin to expire in 2012 for sate income tax purposes.

The Company's valuation allowance as of September 30, 2006 was $0, as the Company believes that it is more likely than not that its deferred tax asses would be realized in the future.

8. **PROFIT-SHARING PLAN:**

The Company has a profit-sharing plan covering substantially all full-time and salaried employees. Participants may make voluntary contributions to the plan. Company contributions to the plan are made at the discretion of the Board of Directors. Contributions totaling $164,832 were approved by the Board of Directors in fiscal 2006.

9. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK:**

In the normal course of business, the Company's activities with customers involve the execution, settlement and indirect financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event customers are unable to fulfill their contracted obligations.

10. **CONCENTRATION OF CREDIT RISKS:**

The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with the customers' nonperformance in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

11. **COMMITMENTS:**

The Company leases office space through December 31, 2006 from an entity-owned by officers/ directors/shareholders of the Company. The future minimum rental commitment under this lease is $11,700. Rent expense for the year ended September 30, 2006 was $46,800.

12. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2006, the Company had net capital of $2,326,085, which was $2,076,085 in excess of required net capital.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

November 13, 2006

Board of Directors
Coughlin and Company, Inc.
140 E. 19th Avenue, Suite 700
Denver, CO 80203

Dear Sirs.:

In planning and performing our audit of the financial statements of Coughlin and Company, Inc. (the Company), for the year ended September 30, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining the internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Board of Directors
Coughlin and Company, Inc.
November 13, 2006
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Hein & Associates LLP

HEIN & ASSOCIATES LLP